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                          May 6, 2021

       Howard J. Federoff
       Chief Executive Officer and President
       Brooklyn ImmunoTherapeutics, Inc.
       140 58th Street, Suite 2100
       Brooklyn, NY 11220

                                                        Re: Brooklyn
ImmunoTherapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 30,
2021
                                                            File No. 333-255694

       Dear Mr. Federoff:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mark L. Johnson, Esq.